May 26, 2011

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn.: William H. Thompson

100 F. Street N.E., Mailstop 3561

Washington, DC 20549

Re: Cash America International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Filed April 22, 2011

File No. 1-9733

Dear Mr. Thompson,

The following is in response to the letter dated May 13, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above listed filings by Cash America International, Inc. (the “Company”). Included below in bold is the text of the Staff’s comments followed by the Company’s response to each comment.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 64

Note 2. Significant Accounting Policies, page 72

Goodwill and Other Intangible Assets, page 75

1.	We reviewed your response to comment two in our letter dated April 5, 2011. Please tell us whether discrete operating results of the MLOC services channel are included in: 1) the information/reports provided to your Chief Executive Officer on a regular/periodic basis; and/or 2) the information/reports provided to the division president of e-commerce on a regular/periodic basis. Please also provide us the quantitative data that was analyzed in concluding that any and all components within e-commerce have similar economic characteristics and thus should be aggregated and deemed a single reporting unit for goodwill impairment testing under ASC 350.

The Company provides a monthly package, including financial statements and detailed aggregated analytics to the Chief Executive Officer and to the division presidents of Retail Services and E-commerce operations for use in primary decision-making and assessment of the business. Discrete operating results and financial statements for the products and services offered through the micro line of credit services channel (the “MLOC product”) are not provided in this package. The division

William H. Thompson

May 26, 2011

president of E-commerce is provided portfolio level analysis and other performance data, which includes revenue, loan losses and certain direct expenses for each of the products of the E-commerce division, including the MLOC product. Due to the integrated management, systems, and processes employed by the E-commerce division, expenses associated with strategic oversight, legal and regulatory activities, risk management modeling, system development, technical infrastructure, financial analysis, accounting and back office functions are tracked in the aggregate and are not allocated or tracked at the product level. As a result, the Company does not believe that the MLOC product constitutes a reportable segment or component as defined in ASC 350-20-35-34, Goodwill – Subsequent Measurement – Reporting Unit.

After completing a quantitative and qualitative analysis of the relevant facts, the Company concluded that the MLOC product has similar economic characteristics to the credit products offered within the E-commerce division and that the results of the E-commerce division should be aggregated and include the MLOC product, as indicated in ASC 280-10-50-11, Segment Reporting – Overall – Disclosure. Quantitatively, the Company reviewed the common risks, common terms, operating metrics, and portfolio information in support of this conclusion. This analysis revealed that all of the E-commerce segment products are high-yield instruments that require sophisticated underwriting and collections support due to the common, and higher than normal, credit risk profile of the consumers that utilize such products. Under normal circumstances, the operating performance of the portfolios tends to behave with similar seasonal and cyclical trends. Qualitatively, the Company believes that the E-commerce division’s products are similar, in all five areas set forth in ASC 280-10-50-11, as further explained below:

a.	The nature of the products and services – All of the E-commerce division’s products and services are related to consumer lending.

b.	The nature of the production processes – All of the E-commerce division’s products and services are managed in a similar manner. The significant operating activities supporting each product, including credit processing and underwriting, among other activities, are conducted using common processes and systems. In addition, all products offered by the E-commerce division share assets, resources and all critical back office/administrative functions.

c.	The type or class of customer for products and services – The E-commerce division’s products and services are designed with the common purpose of meeting the requirements of customers who do not have access to more traditional consumer loan products.

d.	The methods used to distribute products or provide services – All of the E-commerce division’s products and services are delivered via an electronic distribution system and platform.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities - All of the E-commerce division’s products and services are regulated pursuant to applicable federal and state lending laws.

William H. Thompson

May 26, 2011

Based on this analysis, management believes that the MLOC product should be included within the e-commerce segment and is not a separate reporting unit. Due to the similarities detailed in each of the above areas, management believes that the Company’s disclosures are in compliance with the requirements of ASC 280-10-50. In addition, discrete financial information is not provided to the chief operating decision makers or reviewed by segment management and all of the products share similar characteristics. Therefore, management believes that the Company’s disclosures are in compliance with the requirements of ASC 350-20-55.

Note 5. Credit Quality Information and Allowances and Accruals for Losses on Consumer Loans, page 83

2.	We reviewed your response to comment three in our letter dated April 5, 2011. Please refer to the definition of an impaired loan in ASC 310-10-35-16 and 17 and tell us in more detail why you believe the disclosure requirements of ASC 310-10-50-15a do not apply to loan balances classified as nonperforming.

As defined in ASC 310-10-35-13, Receivables – Subsequent Measurement – Loan Impairment, the loan impairment guidance noted in ASC 310-10-35-16 and 17 applies to all loans that are identified for evaluation except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Examples provided in the guidance of smaller-balance homogenous loans include credit card, residential mortgages and consumer installment loans. Since the consumer loan portfolio is a large group of smaller-balance homogenous loans that are collectively evaluated for impairment, the Company utilized guidance provided in ASC 310-10-35-6, which states that paragraphs 310-10-35-7 through 35-11 would apply to those groups of smaller-balance loans as well as loans that are not identified for evaluation. In accordance with this guidance, the Company has recognized losses from uncollectible receivables and has reported these losses in Note 5 of the Financial Statements to the Form 10-K on page 84. In addition, and as disclosed in Note 5 of the Financial Statements, the Company charges-off all consumer loans when the customer is in default for 60 consecutive days, or sooner if deemed uncollectible. While the relative amount of loan loss reserves increase during the interim period between default and charge-off, the amount of increase is less relevant analytically, considering the short duration of this interim period. Further, the brief time frame from initial default to charge-off makes an individual loan assessment impractical and unnecessary. As a result, the Company believes the guidance in ASC 310-10-35-16 and 17 does not apply to its nonperforming loans; therefore, the disclosure requirements of ASC 310-10-50-15a do not apply to these loans.

Note 18. Operating Segment Information, page 100

3.	We reviewed your response to comment six in our letter dated April 5, 2011. To the extent further disaggregated product and service information is available and used to produce your financial statements, we believe such disaggregated information should be disclosed unless the amount of revenues for a particular product or service or group of similar products and services is immaterial. In this regard, we do not believe the 10% quantitative threshold for determining reportable segments under ASC 280-10-50-12 should be used as a bright line test for determining whether disclosures about products and services under ASC 280-10-50-40 are material. In view of the preceding, please tell us your consideration of disclosing further disaggregated product and service information pursuant to ASC 280-10-50-40.

William H. Thompson

May 26, 2011

The amount of revenue reported from short-term cash advances, credit services and the MLOC product are “based on the financial information used to produce the [Company’s] general-purpose financial statements” as allowed under ASC 280-10-50-40, Segment Reporting – Disclosure – Information About Products and Services; therefore, these revenues are aggregated and reported as “consumer loan fees” in the Company’s financial statements. Given the extremely similar characteristics and nature of these revenues, the Company’s systems and processes group these revenues in a single category for reporting purposes. Further, management both reviews and analyzes these revenue streams as a single line item without disaggregation.

Revenues from longer-term installment loans, franchise or royalty fees and check cashing fees were each less than 1% of consolidated revenues for the years ended December 31, 2009 and 2010, respectively. The Company does not believe this information is material but will closely monitor the growth and significance of these revenue sources and will add this information to its disclosures if appropriate.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 20

Adjusted Earnings Per Share, page 22

4.	For each adjustment to arrive at adjusted earnings and adjusted earnings per share, please tell us in detail and disclose why you consider the nature of the item to be “disengaged from the fundamental direct operating elements of the underlying business activities of the Company.”

If applicable, the Company proposes to enhance disclosure in its next quarterly filing regarding the reasons that management believes the presentation of adjusted earnings and adjusted earnings per share, which are measures that are not calculated in accordance with generally accepted accounting principles in the United States (“GAAP”), provides useful information to investors substantially as follows:

In addition to reporting financial results in accordance with GAAP, the Company has provided adjusted earnings and adjusted earnings per share, which are non-GAAP measures. Management believes that the presentation of these measures provides investors with greater transparency and facilitates comparison of operating results across a broad spectrum of companies with varying capital structures, compensation strategies, derivative instruments and amortization methods, which provides a more complete understanding of the Company’s financial performance, competitive position and prospects for the future. Management also believes that investors regularly rely on non-GAAP financial measures, such as adjusted earnings and adjusted earnings per share, to assess operating performance and that such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with GAAP.

William H. Thompson

May 26, 2011

General

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call J. Curtis Linscott, Executive Vice President, General Counsel and Secretary, Nina Martin, Controller, or the undersigned at (817) 335-1100 if you have any further questions concerning this matter.

Sincerely,

/s/ Thomas A. Bessant, Jr.
Thomas A. Bessant, Jr.
Executive Vice President and Chief Financial Officer

Cc:	Daniel R. Feehan, Cash America International, Inc.

J. Curtis Linscott, Cash America International, Inc.

Nina L. Martin, Cash America International, Inc.

Cathy Helmbrecht, PricewaterhouseCoopers LLP

L. Steven Leshin, Hunton and Williams LLP